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                              March 31, 2021

       Michael MacDougall
       President
       TPG Pace Solutions Corp.
       301 Commerce St., Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Pace Solutions
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 26,
2021
                                                            File No. 333-254009

       Dear Mr. MacDougall:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2021 letter.

       Form S-1/A filed March 26, 2021

       General

   1. We note your response to comment 3. Please revise to identify the "third parties" that agreed to purchase $100
million of forward purchase shares.
   2. We note your response to comment 4. Please revise to clarify the difference between
                                                        "financial consulting
services" in the fifth bullet point on page 36 and services covered by the fourth bullet point
for "a consulting fee." In this regard, it is unclear why the broad range of services
identified in bullet point 4 would not already cover "structuring advice."
                                                        Additionally, please
quantify the total potential payments in the bullet points on page 36 as an approximate
percentage of the initial business combination assuming a transaction with an entity of your
target size.
 Michael MacDougall
TPG Pace Solutions Corp.
March 31, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael MacDougall
                                                          Division of
Corporation Finance
Comapany NameTPG Pace Solutions Corp.
                                                          Office of Real Estate
& Construction
March 31, 2021 Page 2
cc:       Alexander D. Lynch, Esq.
FirstName LastName